UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Aytu Bioscience, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

054754700
(CUSIP Number)

Anthony Cordone c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,120,064

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,120,064

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,120,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.1%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,120,064

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,120,064

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,120,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	054754700

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,120,064

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,120,064

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,120,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	054754700

Item 1.	Security and Issuer.

The name of the issuer is Aytu Bioscience, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112. This Amendment No. 1 to Schedule 13D relates to the Issuer's Common Stock, par value $.0001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 5,120,064 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $2,980,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On November 29, 2018, the Issuer issued to the Master Fund a secured promissory note in the principal amount of $5,000,000 (the “Promissory Note”). The Promissory Note carried an annual interest rate of 8% and had a three-year term. On February 5, 2019, the Issuer and the Master Fund entered in to an exchange agreement (the “Exchange Agreement”) pursuant to which the Master Fund agreed to exchange the Promissory Note for: (i) 3,120,064 Shares (the “New Shares”); (ii) 2,751,148 shares of the Issuer’s Series E Convertible Preferred Stock (the “Series E Preferred Stock”); and (iii) a Common Stock Purchase Warrant (the “Warrant”, and collectively with the New Shares and the Series E Preferred Stock, the “Exchange Securities”). As consideration for the Issuer’s issuance of the Exchange Securities to the Master Fund, the Master Fund agreed to cancel the Promissory Note and all principal and interest owed thereunder. Each share of the Series E Preferred Stock has a stated value of $0.88 (the “Stated Value”), subject to increase pursuant to the terms of the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock (the “Series E COD”). The Series E Preferred Stock has no expiration date and is convertible into Shares at the option of the holder at any time after the issue date into that number of Shares determined by dividing the Stated Value by the conversion price of $0.88, which is subject to adjustment pursuant to the terms of the Series E COD; provided, however, that each holder is subject to a blocker provision that prevents it from converting its Series E Preferred Stock if it would be more than a 40% beneficial owner of the Shares following such conversion. The Warrant permits the Master Fund to purchase 4,403,409 Shares at an exercise price of $1.00 per Share, which is subject to adjustment pursuant to the terms of the Warrant; provided, however, that each holder is subject to a subject to a blocker provision that prevents it from exercising the warrants if it would be more than a 40% beneficial owner of the Shares following such exercise. The Warrant is currently exercisable and expires on the five-year anniversary of the date of its issuance. The transactions contemplated by the Exchange Agreement (the “Armistice Transaction”) were approved by the Issuer’s stockholders on April 12, 2019 and announced on the Form 8-K filed with the SEC by the Issuer on April 19, 2019 (the “Announcement”). The Issuer closed the Armistice Transaction and issued the securities to the Master Fund on April 18, 2019.

The foregoing was a summary of certain material terms or disclosures, as applicable, of the: (i) Promissory Note; (ii) Exchange Agreement; (iii) Series E COD; (iv) Warrant; and (v) Announcement.  The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits B, C, D, E and F, respectively, and are incorporated herein by reference.

In addition, the Issuer announced on April 18, 2019 that, effective April 15, 2019, its board of directors (the “Board”) appointed Mr. Boyd to fill one of the two prior vacancies on the Board.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, recommending business development transactions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5,120,064 Shares, constituting 41.1% of the Shares, based upon 12,455,435 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,120,064 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,120,064 Shares.

Other than the transactions described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Shares beneficially owned by the Reporting Persons as reported herein, the Master Fund currently holds 4,229,387 currently exercisable warrants of the Issuer, subject to blocker provisions that prevent the Master Fund from exercising the warrants if it would be more than a 4.99% beneficial owner of the Shares following any such exercise.

The information set forth in Item 4 above is also incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in: (i) this Item 6; (ii) Item 4 above; (iii) incorporated herein by reference; and/or (iv) described in the prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Promissory Note (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on December 4, 2018)

Exhibit C:	Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed with the SEC by the Issuer on February 7, 2019)

Exhibit D:	Form of Series E COD (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed with the SEC by the Issuer on February 7, 2019)

Exhibit E:	Form of Warrant (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed with the SEC by the Issuer on February 7, 2019)

Exhibit F:	Announcement (incorporated by reference to the Form 8-K filed with the SEC by the Issuer on April 19, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2019
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated April 22, 2019, relating to the Common Stock, par value $.0001, of Aytu Bioscience, Inc. shall be filed on behalf of the undersigned.

April 22, 2019
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd